Cost Reduction Solutions
Michael F. Albanese, CPA
18 Lisa Court Parsippany, NJ 07054
Phone (201) 406-5733; Fax 973-887-9103
E-mail: mike@costreductionsolutions.com
Website:www.costreductionsolutions.com

March 6, 2008

Securities and Exchange Commission
100 F. Street N.E.
Washington, D.C. 20549

Re: NuTech Digital, Inc.

Ladies and Gentlemen:

I was previously principal accountant for NuTEch Digital, Inc. (the "Company"). On March 3, 2008, I resigned as principal accountant. I have read the Company's statement included under Item 4.01 of its Form 8-K dated March 6, 2008 and agree with such statements, except for the following:

1. I am not in a position to agree with the Company's statements regarding the retention of the firm of Weaver & Martin to act as its new principal accountant and whether the Company consulted with Weaver & Martin regarding the application of accounting principles to a specific transaction or type of audit opinion that might be rendered.

Very truly yours,

Michael F. Albanese, C.P.A.